Exhibit 8.1
Euronav NV Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Euronav (UK) Agencies Limited	UK
Euronav Luxembourg SA	Luxembourg
Euronav SAS	France
Euronav Ship Management SAS	France
Euronav Ship Management (Hellas) Ltd.	Liberia
Euronav Hong Kong Limited	Hong Kong
Euronav Singapore Pte. Ltd.	Singapore
E.S.M.C. Euro-Ocean Ship Management (Cyprus) Ltd.	Cyprus
Euronav Shipping NV	Belgium
Euronav Tankers NV	Belgium
Euronav MI II Inc.	Marshall Islands
Gener8 Maritime Subsidiary II Inc.	Marshall Islands
Gener8 Maritime Subsidiary New IV Inc.	Marshall Islands
Gener8 Maritime Management LLC	Marshall Islands
Mar
Joint ventures
TI Africa Limited	Hong Kong
TI Asia Limited	Hong Kong
Tankers Agencies (UK) Ltd	UK
Tankers International LLC	Marshall Islands
Bari Shipholding Ltd	Hong Kong
Bastia Shipholding Ltd	Hong Kong